Exhibit 99.3

PRESS RELEASE

Hydrogenics Reports First Quarter 2009 Results

Mississauga, Ontario. May 13, 2009 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported first quarter 2009 results. Results are reported in US dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Financial  Highlights

•      Revenues were $5.5 million for the first quarter of 2009, a decrease of 35% from the first quarter of 2008, excluding Test Systems.

•      Gross margin was 30% for the first quarter of 2009, an increase of 13 percentage points from the first quarter of 2008.

•      EBITDA loss was $3.8 million for the first quarter of 2009, a reduction of $0.1 million or 3% from the first quarter of 2008.

•      Cash and cash equivalents, restricted cash and short-term investments were $15.7 million at March 31, 2009, a $7.0 million sequential quarterly decrease from the fourth quarter of 2008 reflecting: (i) $3.7 million of non-cash working capital; and (ii) a $3.8 million EBITDA loss; partially offset by (iii) $0.5 million of other items.

•      Order backlog was $17.7 million, more than 80% of which is anticipated to be delivered and recognized as revenue in 2009.

“We continued to take appropriate steps this quarter to conserve cash and streamline our operations in the current economic environment,” said Daryl Wilson, President and Chief Executive Officer.  “While Hydrogenics’ gross margin improved, revenues declined versus the first quarter of 2008 due primarily to the timing of certain projects within our OnSite Generation business unit.  This was expected, as was the seasonal working capital impact on our cash flow, but the Corporation maintains a solid backlog and is experiencing strong quoting activity across our client spectrum.  As we stated last quarter, the global economic slowdown has impacted the cycle time of new and existing projects, including in excess of $2.0 million which shifted from the first quarter to the second quarter.  However, in spite of the factors noted above,  we  see improving traction within both OnSite Generation and Power Systems — recently recording a number of wins that position the Corporation for revenue expansion in the quarters to come.  We remain cautiously optimistic about the second half of 2009.

Results for the first quarter of 2009 compared to the first quarter of 2008

Revenues, exclusive of our Test Systems business unit, were $5.5 million, a decrease of 35%, reflecting lower revenues in our OnSite Generation business unit due to the timing of project deliveries, partially offset by increased revenues in our Power Systems business unit.

Gross profit, expressed as a percentage of revenues, was 30% (17% in the first quarter of 2008) attributed to operational improvements, product cost reductions and product mix.

Cash operating costs, a non-GAAP measure, defined as selling, general and administrative expenses, and research and product development expenses less stock-based compensation expense, were $5.3 million, a 4% decrease from $5.5 million in the first quarter of 2008.  Cash operating costs for the first quarter of 2009 include $0.6 million of costs associated with further business streamlining initiatives as well as $0.2 million of costs attributable to our Test Systems business unit.

Net loss was $4.0 million, an 8% decrease from $4.3 million in the first quarter of 2008.

Liquidity

Cash and cash equivalents, restricted cash and short-term investments were $15.7 million as at March 31, 2009, a $7.0 million sequential quarterly decrease from the fourth quarter of 2008 reflecting: (i) $3.7 million of non-cash working capital; and (ii) a $3.8 million EBITDA loss; partially offset by (iii) $0.5 million of other items.

Order backlog

Order backlog as at March 31, 2009 was $17.7 million, as follows (in $ millions):

	Dec. 31, 2008 Backlog	Orders Received	Orders Delivered	Mar. 31, 2009 Backlog

OnSite Generation	$14.6	$0.8	$3.7	$11.7
Power Systems	7.6	0.2	1.8	6.0
Total	$22.2	$1.0	$5.5	$17.7

We expect to deliver and recognize as revenue, more than 80% of our total order backlog in 2009.

Conference Call Details

Hydrogenics will hold a conference at 10:00 a.m. ET on May 13, 2009 to review the first quarter 2009 results.  The conference call number is 800-769-8320.  A live webcast of the call will also be available at www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling 416-695-5800, conference ID #7482145. The encore recording will be available two hours after the conference call has concluded.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements and other statements concerning Hydrogenics’ objectives and strategies and management’s beliefs, plans, estimates and intentions about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events.  These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to successfully execute our business plan, which includes an increase in revenue and obtaining  additional capital; our liquidity; our operating results; our revenue growth; our industry; and our technology and products. Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Company Contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation

(905) 361-3633

investors@hydrogenics.com

Investor Relations Contact:

Chris Witty

(646) 438-9385

cwitty@darrowir.com

Hydrogenics Corporation

Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	March 31 2009	December 31 2008

Assets

Current assets
Cash and cash equivalents	$14,411	$21,601
Restricted cash	1,111	1,130
Accounts receivable	4,735	3,974
Grants receivable	656	505
Inventories	9,819	10,101
Prepaid expenses	873	1,161
	31,605	38,472

Restricted cash	223	—
Property, plant and equipment	3,726	4,082
Goodwill	5,025	5,025
	$40,579	$47,579

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$15,200	$17,298
Unearned revenue	4,398	4,785
	19,598	22,083

Deferred research and development grants	3	13
	19,601	22,096

Shareholders’ Deficiency
Common shares	307,000	307,000
Contributed surplus	16,390	16,300
Deficit	(295,417)	(291,420)
Accumulated other comprehensive loss	(6,995)	(6,397)
Total deficit and accumulated other comprehensive loss	(302,412)	(297,817)
	20,978	25,483
	$40,579	$47,579

Hydrogenics Corporation

Interim Consolidated Statements of Operations

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Three months ended March 31
	2009	2008
Revenues	$5,536	$10,711

Cost of Sales	3,905	8,846
	1,631	1,865
Operating expenses
Selling, general and administrative	3,708	4,061
Research and product development	1,682	1,712
Amortization of property, plant and equipment	291	271
Amortization of intangible assets	—	63
	5,681	6,107

Loss from operations	(4,050)	(4,242)

Other income (expenses)
Provincial capital tax	—	(38)
Interest	49	228
Foreign currency gains (losses)	4	(270)
	53	(80)

Loss before income taxes	(3,997)	(4,322)
Current income tax expense	—	—
Net loss for the period	$(3,997)	$(4,322)

Net loss per share
Basic and diluted	$(0.04)	$(0.05)

Shares used in calculating basic and diluted net loss per share	92,405,666	91,765,689

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended March 31
	2009	2008

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(3,997)	$(4,322)
Items not affecting cash
Amortization of property, plant and equipment	291	271
Amortization of intangible assets	—	63
Unrealized foreign exchange (gains) losses	252	(152)
Stock-based compensation	90	236
Net change in non-cash working capital	(3,665)	7,000
	(7,029)	3,096

Investing activities
Decrease in short-term investments	—	15,032
Increase in restricted cash	(204)	(6,066)
Purchase of property, plant and equipment	(36)	(315)
	(240)	8,651

Financing activities
Repayment of long-term debt	—	(10)
Deferred research and development grant	79	(170)
	79	(180)

Increase (decrease) in cash and cash equivalents during the period	(7,190)	11,567

Cash and cash equivalents – Beginning of period	21,601	15,460
Cash and cash equivalents – End of period	$14,411	$27,027

Hydrogenics Corporation

Interim Consolidated Statements of Shareholders’ Deficiency

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Common shares		Contributed		Accumulated other comprehensive	Total shareholders’
	Number	Amount	surplus	Deficit	income (loss)	deficiency

Balance at Dec. 31, 2007	91,765,691	$306,872	$15,606	$(277,101)	$(4,993)	$40,384

Net loss for the period	—	—	—	(4,322)	—	(4,322)
Foreign currency translation adjustments	—	—	—	—	691	691
Comprehensive loss	—	—	—	—	—	(3,631)

Shares issued:
Adjustment for partial shares	(5)	—	—	—	—	—
Stock-based compensation expense	—	—	236	—	—	236
Balance at Mar. 31, 2008	91,765,686	306,872	15,842	(281,423)	(4,302)	36,989

Net loss for the period	—	—	—	(9,997)	—	(9,997)
Foreign currency translation adjustments	—	—	—	—	(2,095)	(2,095)
Comprehensive loss						(12,092)

Shares issued:
Issuance of common shares on exercise of stock options	639,980	128	—	—	—	128
Stock-based compensation expense	—	—	458	—	—	458
Balance at Dec. 31, 2008	92,405,666	$307,000	$16,300	$(291,420)	$(6,397)	$25,483

Net loss for the period	—	—	—	(3,997)	—	(3,997)
Foreign currency translation adjustments	—	—	—	—	(598)	(598)
Comprehensive loss						(4,595)

Shares issued:
Stock-based compensation expense	—	—	90	—	—	90
Balance at Mar. 31, 2009	92,405,666	$307,000	$16,390	$(295,417)	$(6,995)	$20,978

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.